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                           Filed by HSBC Holdings plc
                           Pursuant to Rule 425 under the Securities Act of 1933

                           Exchange Act File No.: 001 08198
                           Subject Company: Household International, Inc.



28 March 2003


                 HSBC HOLDINGS PLC EXTRAORDINARY GENERAL MEETING


The following is a statement given by Sir John Bond, Group Chairman, HSBC Holdings plc, at the Extraordinary General Meeting held at Cabot Hall, London, on Friday, 28 March 2003.

Good morning Ladies and Gentlemen.

Thank you very much for the interest you have shown in HSBC by attending this Extraordinary General Meeting. Unfortunately because of prior commitments several of your Directors are not able to be with us here today. Lord Butler, Raymond Ch'ien, David Eldon, William Fung, Alan Jebson, Sir Mark Moody-Stuart, Helmut Sohmen, Stewart Newton, Carole Taylor and Sir Brian Williamson send their apologies. The purpose of this Meeting is for you, our shareholders, to consider and if you think fit, pass an ordinary resolution to approve the acquisition of Household International and to authorise your Directors to allot shares in connection with that acquisition. Notice of the Meeting has been given in accordance with the Company's Articles of Association. It was set out in a circular to shareholders dated 26 February 2003, which gave detailed information about the proposed acquisition.

For the record, I should perhaps mention that we made an announcement on 19 March 2003, referring to two matters. First, the fact that Household was sending out supplemental proxy materials to its stockholders to inform them that Household had entered a consent order with the Securities and Exchange Commission relating to prior public disclosures of certain of Household's restructuring and other account management policies. We confirmed that we were pleased that agreement for the consent order had been reached and made the point that it did not require Household to pay fines or monetary damages and that Household would not be restating any of its financial statements. Secondly, the announcement referred to the fact that Household had entered into an agreement in principle for the settlement of certain shareholders' legal actions relating to the merger and, as part of this settlement, we agreed to waive US$55 million out of the US$550 million we would be entitled to receive in certain circumstances under the merger agreement in the event that our deal with Household is not completed.

We regard neither of these matters as material in relation to the proposed acquisition of Household, but I thought it right to mention them as they have been announced since 26 February.

Let me briefly rehearse some principal reasons why your Board is unanimously recommending this acquisition.


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HSBC Holdings plc Extraordinary General Meeting/2


The US economy accounts for around a third of world GDP, and, in turn, consumer spending counts for almost 70 per cent of US GDP. There is therefore a very strong economic argument for HSBC having a significant presence in the US consumer market. The acquisition of Household provides this.

Household is a company with a 125-year history, which brings over 50 million customers in the US to HSBC; its delivery channels include over 1,300 branches in 45 states; relationships with over 70 retail merchants and a national network of auto-dealerships, together with multiple web-based services. Our combined credit card businesses will be in the world's top ten.

The acquisition will improve the geographic balance of the HSBC Group's earnings and significantly increase the contribution from the North American business.

Household is a very significant addition to HSBC, we look forward to delivering value from the opportunities this brings.

Looking to the future, the acquisition offers significant opportunities to extend Household's business model into countries and territories currently served by the HSBC Group and broadens the product range available to the enlarged customer base. We believe the acquisition will allow the enlarged group to capture valuable customer business that currently falls outside the enlarged group's franchise.

As already announced this morning, I am pleased to report that all the necessary regulatory and other consents and approvals have been obtained. Subject to your approval today, and that of the Household shareholders we expect to complete the acquisition as soon as practicable thereafter.


Media enquiries to Richard Beck/Karen Ng on 020 7991 0633/0655.
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